TOMOTHERAPY INCORPORATED
May 4, 2007
VIA FACSIMILE AND EDGAR
United States Securities and Exchange Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:	Acceleration of Effectiveness of TomoTherapy Incorporated Registration Statement on Form S-1 (File No. 333-140600)
Dear Sir or Madam:
TomoTherapy Incorporated (the “Company”) hereby requests acceleration of effectiveness of the Registration Statement filed on Form S-1 by TomoTherapy Incorporated to 4:00 p.m., Eastern Time, on May 8, 2007 or as soon thereafter as practicable.
You may contact me at (608) 824-2800 should you have any questions or require additional information.
The Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, TOMOTHERAPY INCORPORATED
/s/ Shawn G. Guse
Shawn G. Guse, Esq.
Vice President, General Counsel and Secretary

cc:	Jay Mumford, Esq.